Exhibit 99.1

Fusion Fuel Shareholders Approve All Proposed Resolutions, Including Potentially Transformational Royal Uranium Acquisition

Royal Uranium Approval Expected to Advance Company’s Potential Transformation into a Diversified Energy Platform

DUBLIN, Ireland – June 9, 2026 – Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a diversified energy platform spanning conventional gas, clean-energy engineering, and biomass steam solutions, today announced that shareholders approved all resolutions presented at the Company’s Extraordinary General Meeting (“EGM”) held on June 8, 2026, including resolutions relating to the proposed acquisition of Royal Uranium Inc. (“Royal Uranium”), the conversion of the Company’s Series A Convertible Preferred Shares (“Series A Preferred Shares”), and the Company’s proposed name change to Fusion Elements plc.

The approval of a resolution to authorize the anticipated acquisition of Royal Uranium and certain related matters marks a significant milestone in Fusion Fuel’s anticipated transformation into a diversified energy platform. Upon completion, the transaction is expected to add a portfolio of uranium and energy royalty and similar interests spanning Canada, Colombia, and Argentina, including exposure to premier uranium-producing regions such as Canada’s Athabasca Basin.

The anticipated acquisition of Royal Uranium is expected to provide capital-light exposure to potential revenues from uranium and natural gas production without the operating and development risks associated with owning and operating the underlying assets. The Company believes the transaction positions the Company to benefit from several powerful long-term trends reshaping global energy markets, including increasing electricity demand driven by artificial intelligence, data centers, electrification and energy security initiatives. Completion of the Royal Uranium acquisition remains subject to the satisfaction of closing conditions, and the Company expects to complete the transaction in the near term.

Separately, shareholders approved a resolution providing for the conversion of the Series A Preferred Shares into ordinary shares. The Series A Preferred Shares were issued under the Stock Purchase Agreement, dated November 18, 2024 (the “QIND Stock Purchase Agreement”), among Quality Industrial Corp. (“QIND”), the Company, Ilustrato Pictures International Inc. and other shareholders of QIND. Under the QIND Stock Purchase Agreement, the Company acquired a majority interest in QIND. QIND is the owner of 51% of the shares of Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas”), a utility gas distributor with operations in the United Arab Emirates. The approval is expected to advance another important component of the Company’s strategy to build a diversified energy portfolio with exposure to conventional energy infrastructure and cash-generating assets. Under their terms and pursuant to the QIND Stock Purchase Agreement, the Series A Preferred Shares will convert into ordinary shares upon the later of shareholder approval and the submission and clearance of an initial listing application with The Nasdaq Stock Market LLC (“Nasdaq”). As of the date of this press release, the Company has not yet submitted the required initial listing application with Nasdaq, and the conversion of the Series A Preferred Shares will not occur until the initial listing application has been submitted and cleared by Nasdaq.

Shareholders also approved a resolution to change the Company’s name from Fusion Fuel Green PLC to Fusion Elements plc, subject to the approval of the Registrar of Companies in Ireland and any necessary submissions to or approvals by Nasdaq, reflecting the Company’s evolution beyond its historical green hydrogen focus and its strategy of operating a growing portfolio of energy-related assets and investments.

Frederico Figueira de Chaves, Chief Executive Officer of Fusion Fuel, commented, “Yesterday’s vote marks a defining moment in the evolution of our Company. We believe that the approval of the Royal Uranium acquisition demonstrates strong shareholder support for our strategy to build a diversified energy platform with exposure to some of the most compelling long-term opportunities in global energy markets.”

“Royal Uranium’s royalty and other interests are expected to provide our shareholders with access to a growing uranium market through a capital-light model that we believe offers attractive risk-adjusted returns. As global electricity demand rises and nuclear energy assumes a larger role in supporting AI infrastructure, data centers and electrification, we believe that our anticipated acquisition of Royal Uranium could position Fusion Fuel to participate directly in one of the most important energy investment themes of the coming decade.”

“Shareholders also approved the conversion of our Series A Preferred Shares that were issued under the terms of the QIND Stock Purchase Agreement, and the change of our name to Fusion Elements plc. Together, these approvals are expected to significantly strengthen our platform, diversify our revenue opportunities and create a foundation for long-term value creation. We appreciate the confidence our shareholders have placed in our vision and look forward to executing on the next phase of our growth strategy,” concluded Mr. Figueira de Chaves.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) is a diversified energy platform offering a comprehensive suite of energy supply, distribution, and engineering and advisory solutions through its operating businesses Al Shola Gas, Bright Hydrogen Solutions Ltd (“BrightHy Solutions”) and Biosteam Energy (Proprietary) Limited (“BioSteam Energy”). Al Shola Gas provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG across commercial, industrial, and residential sectors. BrightHy Solutions, the Company’s hydrogen solutions platform, delivers engineering and advisory services enabling decarbonization across hard-to-abate industries. BioSteam Energy provides biomass-powered industrial steam solutions to clients.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Such forward-looking statements include, but are not limited to, statements regarding: the Company’s planned acquisition of Royal Uranium and the expected benefits thereof, including the anticipated closing of the transaction and the expected enhancement of the Company’s strategic positioning and long-term asset value; the scope, timing, and results of exploration and development activities by third-party operators at properties underlying Royal Uranium’s royalty and other interests; the conversion of the Series A Preferred Shares into ordinary shares and the conditions thereto, including the submission and clearance of the initial listing application with Nasdaq; the proposed change of the Company’s name to Fusion Elements plc; and the Company’s strategy to build a diversified energy platform and the anticipated benefits thereof. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, without limitation: the ability of the parties to the Share Exchange Agreement, dated February 18, 2026, between the Company and certain shareholders of Royal Uranium, to complete the acquisition of Royal Uranium pursuant to its terms; the Company’s ability to integrate Royal Uranium’s assets into its business; the realization of revenues from the assets of Royal Uranium, including its uranium and natural gas royalty and other interests, which may depend on, among other things, the commercial development of uranium deposits, the receipt and maintenance of exploration, mining, and environmental permits and approvals by the operators of the underlying properties, and market demand for uranium and natural gas as sources of energy; volatility in uranium and natural gas commodity prices, which directly affect the potential value of net smelter return and participation interests; the risk that operators of royalty-bearing or similar properties may delay, suspend, or abandon exploration or development activities due to insufficient funding, unfavorable economic conditions, technical challenges, or regulatory obstacles; the possibility that exploration activities may not result in the discovery of commercially viable mineral deposits or hydrocarbon reserves; the dependence of the Company on third-party operators over whom it has no operational control, including decisions regarding the pace, scope, and method of exploration and development; the risk that changes in mining, environmental, or energy laws and regulations in the jurisdictions where Royal Uranium’s royalty and other assets are located, including Canada, Colombia, and Argentina, may adversely affect the feasibility or economics of the underlying projects; political, economic, and social risks associated with operating in foreign jurisdictions, including currency controls, expropriation, nationalization, and changes in fiscal regimes; the risk that royalty and similar agreements may be subject to disputes regarding their scope, enforceability, or the calculation of permitted deductions from gross revenues; the ability of the Company to satisfy the conditions to conversion of the Series A Preferred Shares, including the submission and clearance of the initial listing application with Nasdaq; competition from existing or new offerings that may emerge; the Company’s ability to obtain sufficient funding to maintain operations and develop additional services and offerings; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission on May 7, 2026. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

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